UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DATED DECEMBER 3 , 2003
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BUFFALO GOLD LTD. (File #: 0-30150)
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(Translation of registrant's name into English)

Suite 880, 609 Granville Street, Vancouver, BC, Canada, V7Y 1G5
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(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [ X ]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule

12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE ALBERTA SECURITIES ACT AND RULES TO

FILE WITH THE ALBERTA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER

INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

Copy of the financial statements for the quarter ended September 30, 2003 as filed with the Alberta Securities Commission is attached hereto and filed as Exhibit 99.a and 99.b to this filing on Form 6-K.
Exhibit No. ----------- 99.a 99.b	Document --------------- September 30, 2003 Interim Financial Statements September 30, 2003 Schedule B & C Form 51-901F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

BUFFALO GOLD LTD.

By: Tracy A. Moore

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Name: Tracy A. Moore
Title: Director
Date: December 5, 2003